UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 70422 / September 17, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15410

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In the Matter of

	:	
GBS COM-TECH CORP.,	:	
GENTIA SOFTWARE PLC,	:	ORDER MAKING FINDINGS
GLENGARRY HOLDINGS, LTD.,	:	AND REVOKING
GLOBAL TELESYSTEMS, INC.,	:	REGISTRATIONS BY DEFAULT
GOLDEN HEALTH HOLDINGS, INC.,	:	AS TO FIVE RESPONDENTS
GOLDEN VISTA INTERNATIONAL, INC., and	:	
GOOLU, INC.	:	

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        The Securities and Exchange Commission (Commission) instituted this proceeding with
an Order Instituting Administrative Proceedings (OIP) on August 6, 2013, pursuant to Section
12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents
Gentia Software PLC (Gentia), Glengarry Holdings, Ltd. (Glengarry), Global TeleSystems, Inc.
(Global), Golden Health Holdings, Inc. (Golden Health), and Golden Vista International, Inc.
(Golden Vista) (collectively, Respondents), repeatedly failed to file timely periodic reports with
the Commission in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and/or 13a-
13 thereunder.[1]

        The Office of the Secretary and the Division of Enforcement provided evidence that
Respondents were served with the OIP by August 13, 2013, in accordance with Rules
141(a)(2)(ii) and (iv) of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii),
(iv). An Answer was due ten days after service of the OIP. OIP at 3; 17 C.F.R. §§ 201.160(b),
.220(b). On August 27, 2013, Respondents were ordered to show cause, by September 6, 2013,
why the registrations of their securities should not be revoked by default. A telephonic
prehearing conference was held on September 16, 2013. To date, Respondents have not filed
Answers, replied to the show cause order, or participated in a telephonic prehearing conference.

        Respondents are in default for failing to file an Answer, participate in a prehearing
conference, or otherwise defend the proceeding. See OIP at 3; 17 C.F.R. §§ 201.155(a)(2),

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[1] This Office has not received any evidence that Respondent Goolu, Inc., has been served with
the OIP. Respondent GBS Com-Tech Corp. also remains in this proceeding and has been
ordered to show cause by September 26, 2013. See GBS Com-Tech Corp., Administrative
Proceedings Rulings Release No. 876 (Sept. 16, 2013).

.220(f), .221(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

Gentia, Central Index Key (CIK) No. 1010555, is an England and Wales company located in London, England, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Gentia is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 1999, which reported a net loss of over $9.8 million for the prior twelve months.

Glengarry, CIK No. 1023727, is a Bermuda company located in Hamilton, Bermuda, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Glengarry is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2001. As of June 3, 2013, the company's stock (symbol "GLGH") was traded on the over-the-counter markets.

Global, CIK No. 946392, is a dissolved Delaware corporation located in Arlington, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Global is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2001, which reported a net loss of $535 million for the prior nine months.

Golden Health, CIK No. 1084873, is a permanently revoked Nevada corporation located in Melbourne Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Golden Health is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended September 30, 2006, which reported a net loss of $302,556 for the prior twelve months.

Golden Vista, CIK No. 1432273, is a void Delaware corporation located in Miami, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Golden Vista is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10 registration statement on March 11, 2011, which reported a net loss of $500 from its October 15, 2010, inception to February 28, 2011.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and/or 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Gentia Software PLC, Glengarry Holdings, Ltd., Global TeleSystems, Inc., Golden Health Holdings, Inc., and Golden Vista International, Inc., are hereby REVOKED.

SO ORDERED.

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Cameron Elliot
Administrative Law Judge